

William Francis Galvin
Secretary of the
Commonwealth

The Commonwealth of Massachusetts
Secretary of the Commonwealth
State House, Boston, Massachusetts 02133

Date: September 12, 2018

To Whom It May Concern :

I hereby certify that a certificate of organization of Limited Liability Company was filed

in this office by

QUICWIT LLC.

in accordance with the provisions of Massachusetts General Laws, Chapter 156C, on

June 13, 2018.

I further certify that said Limited Liability Company has not filed a Certificate of Cancellation;

that said Limited Liability Company has not been administratively dissolved; and that, so far as

appears of record, said Limited Liability Company has legal existence.



In testimony of which,

I have hereunto affixed the

Great Seal of the Commonwealth

on the date first above written.

William Francis Galvin

Secretary of the Commonwealth

Certificate Number: 18090206260

Verify this Certificate at: http://corp.sec.state.ma.us/CorpWeb/Certificates/Verify.aspx

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